EXHIBIT 12

THE STANLEY WORKS AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended January 3, 2004, December 28, 2002, December 29, 2001,
December 30, 2000, and January 1, 2000
(Millions of Dollars)

	Fiscal Year
	2003	2002	2001	2000	1999
Earnings from continuing operations before income taxes	$133.0	$248.8	$219.7	$283.2	$229.0
Add:
Interest expense	34.2	28.4	31.9	34.3	32.9
Portion of rents representative of interest factor	6.1	12.1	12.5	15.4	14.2
Amortization of expense on long-term debt	—	0.1	0.4	0.2	0.2
Amortization of capitalized interest	—	—	—	0.1	0.2
Deduct:
Capitalized Interest	—	—	(0.1)	—	—
Income as adjusted	$173.3	$289.4	$264.4	$333.2	$276.5

Fixed charges:
Interest expense	$34.2	$28.4	$31.9	$34.3	$32.9
Portion of rents representative of interest factor	6.1	12.1	12.5	15.4	14.2
Amortization of expense on long-term debt	—	0.1	0.4	0.2	0.2
Capitalized interest	—	—	0.1	—	—
Fixed charges	$40.3	$40.6	$44.9	$49.9	$47.3
Ratio of earnings to fixed charges	4.30	7.13	5.89	6.68	5.85